Exhibit 99.129

news release

6 Adelaide Street East, Suite 500	Shares outstanding: 50,375,828
Toronto, ON M5C 1H6	TSX: BLE, BLE.WT

Frankfurt: A6R
August 31, 2006
BLUE PEARL NEGOTIATING ACQUISITION OF PRODUCING ASSETS
At the request of Market Regulation Services Inc. on behalf of The Toronto Stock exchange and in response to trading activity today in its stock, Blue Pearl Mining Ltd. announces that it is currently negotiating for the acquisition of an operating company. Blue Pearl has not entered into a letter of intent or binding agreement with respect to any transaction. In addition to customary conditions for a transaction of this nature, any such acquisition will be subject to the completion of sufficient financing. There can be no assurance that terms will be agreed to or that any transaction will be completed.
Cautionary Note Regarding Forward-Looking Statements
This news release contains “forward-looking information” which may include, but is not limited to, statements with respect to the future financial or operating performance of Blue Pearl, its subsidiaries and its projects, the future price of molybdenum, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims and limitations of insurance coverage. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Blue Pearl and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of molybdenum; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Risk Factors” in Blue Pearl’s annual information form for the year ended December 31, 2005 which is available on SEDAR at www.sedar.com. Although Blue Pearl has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward- looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this news release and Blue Pearl disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Blue Pearl undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. Accordingly, the reader is cautioned not to place undue reliance on forward -looking statements.
About Blue Pearl
Blue Pearl is a Canadian mineral resource company focused on developing the Davidson molybdenum deposit near Smithers, B.C. For further information please visit our web site at www.bluepearl.ca or contact:

Ian McDonald, Chairman and CEO	Christina Lalli
Blue Pearl Mining Ltd.	Renmark Financial Communications Inc.
Tel: 416-860-1438	Tel.: 514-939-3989
info@bluepearl.ca	clalli@renmarkfinancial.com

Olav Svela, VP, Investor Relations
Tel: 416-860-1438
Toll free: 1-800-827-0992
osvela@bluepearl.ca